UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Manchester United plc
(Name of Subject Company)

Manchester United plc
(Names of Person Filing Statement)

CLASS A ORDINARY SHARES, PAR VALUE $0.0005 PER SHARE
(Title of Class of Securities)

G5784H106
(CUSIP Number of Class of Securities)

Patrick Stewart

Chief Executive Officer and General Counsel

Manchester United plc

Old Trafford

Sir Matt Busby Way

Manchester M16 0RA

United Kingdom

+44 (0) 161 868 8000

With copies to:

Marc Jaffe, Esq. Justin G. Hamill, Esq. Ian D. Schuman, Esq. Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200	Mitchell S. Nusbaum, Esq. Christopher R. Rodi, Esq. Woods Oviatt Gilman LLP 2 State Street 700 Crossroads Building Rochester, NY 14614 (585) 987-2800

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The information set forth in the Report of Foreign Private Issuer on Form 6-K, filed by Manchester United plc on December 26, 2023 (including all exhibits attached thereto), is incorporated herein by reference.